UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 1, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

MAJOR STEP TOWARDS QUALITY PORTFOLIO GROWTH: MAC COPPER’S SHAREHOLDERS SUPPORT ACQUISITION BY HARMONY

Johannesburg. Monday, 1 September 2025: Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to announce that MAC Copper Limited (“MAC Copper”) has received the requisite majority of votes from its shareholders in favour of the proposed sale of 100% of its issued share capital to Harmony Gold (Australia) Pty Ltd by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) ("Scheme"). MAC Copper is the owner of the high-grade CSA Copper mine (CSA) in Cobar, New South Wales, Australia.

This is further to the approvals obtained from The South African Reserve Bank (SARB) on 5 August 2025 and the Australian Foreign Investment Review Board on 19 August 2025.

A detailed report of the votes cast at the Court Meeting and the General Meeting can be obtained from the announcement given by MAC, available on their website at www.maccopper.com.

“This acquisition accelerates Harmony’s strategy of adding to our portfolio of high-margin, long-life ore bodies. MAC Copper serves as a strategic lever, moving us towards a more resilient, geographically diverse asset portfolio, with copper enhancing cash flow resilience. With our proven expertise in underground mining and exploration, we will unlock further value from CSA,” said Beyers Nel, CEO of Harmony.

Our rationale for acquiring MAC Copper includes:

•Immediately cash flow positive: The CSA Copper mine is a high-grade, long-life asset that will contribute positive cash flow from day one.

•High-grade, low-cost operation: CSA has a quality orebody and its position on the industry cost curve will further enhance margins.

•Quality, long-life production growth addition to Harmony’s portfolio: CSA adds approximately 40 000 tonnes per annum in high-quality copper to the Harmony portfolio.

•Affordability and capital discipline: The transaction will be funded through a mix of cash, debt facilities or debt instruments.

This will leverage Harmony’s strong balance sheet and maintain financial flexibility, without compromising shareholder returns.

•Commodity and geographical diversification and resilience: Copper provides a natural hedge against gold price volatility, strengthening Harmony’s exposure to future-facing metals within a Tier 1 mining jurisdiction, and supports global decarbonisation and energy transition trends.

The Scheme remains subject to the satisfaction of the remaining conditions as outlined in the Scheme Circular. Specifically, it is conditional upon:

•Fulfilment or waiver of certain specified conditions precedent to the Streams Restructure Deed;
•Sanctioning of the Scheme by the Court at the Court Sanction Hearing, scheduled from 9 October 2025; and
•Satisfaction of other customary conditions detailed in the Scheme Circular.

Post the finalisation of the remaining conditions, we anticipate that Harmony will take control of the asset towards the end of October 2025.
Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC Copper's announcement released on 31 July 2025. A copy of the Scheme Circular is available for viewing on MAC's website at www.maccopperlimited.com.

Please refer to the SENS announcement released on 27 May 2025 for the full details of the transaction. This is available on our website at: www.harmony.co.za.

A corresponding announcement has also been published by MAC Copper and is available on their website at www.maccopperlimited.com.

Further updates will be provided in due course.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg
1 September 2025

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 1, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director